                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(A)

                                (AMENDMENT NO. 9)
                       ANGELES INCOME PROPERTIES, LTD. II
                                (Name of Issuer)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)


                                      NONE
                                 (CUSIP Number)


                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 26, 1999
             (Date of Event Which Requires Filing of This Statement)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                                   ----------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13(d)-1(g), check the following box. [ ]

                         (Continued on following pages)


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                         AMENDMENT NO. 9 TO SCHEDULE 13D


         This Statement (the "Statement") constitutes Amendment No. 9 to the
Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on July 6, 1998, by Broad River Properties, L.L.C. ("Broad River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia") and Andrew
L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on August 13, 1998, by Cooper River Properties, L.L.C. ("Cooper Rover"), IPLP, IPT, Insignia and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on September 11, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iii) Amendment No. 3, filed with the commission on September 21, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iv) Amendment No. 4, filed with the commission on October 26, 1998, by Broad River, IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (v) Amendment No. 5 filed with the Commission on January 22, 1999, by Cooper River, IPLP, IPT, Broad River, AIMCO OP, AIMCO-GP and AIMCO, (vi) Amendment No. 6, filed with the Commission on May 14, 1999, by Cooper River, Broad River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO,
(vii) Amendment No. 7, filed with the Commission on July 1, 1999 by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (viii) Amendment No. 8 filed with the Commission on August 6, 1999 by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. The item numbers and responses thereto are set forth below in accordance with the requirements of
Schedule 13D.

(6) CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         In late August, 1999, we agreed, with an unaffiliated third party, to explore the formation of a joint venture with respect to interests in certain properties located in the State of New Jersey. A joint venture operating agreement was signed but was not delivered and is being held in escrow subject to the satisfaction of certain conditions, including, without limitation, mutual due diligence, agreement with respect to the value of interests to be contributed to the venture, negotiation and execution of mutually acceptable definitive documentation for the venture, and the receipt of any and all necessary consents to the venture. No party has any obligation to consummate the venture and each may elect for any reason or no reason not to proceed with the venture. If, however, all parties determine to proceed, and if the other closing conditions are satisfied, it is expected that the joint venture agreement would be released from escrow and become effective on September 15, 1999. The tentative agreement contemplates the formation of a new limited liability company in which (i) our venture partner would contribute its indirect beneficial interests in two apartment complexes located in New Jersey, and (ii) we would contribute our indirect beneficial interests in certain apartment complexes also located in New Jersey, including Deer Creek. Deer Creek Apartments is currently owned by your partnership and would continue to be owned by your partnership even if the New Jersey joint venture were ultimately consummated, as only our indirect interests in the properties (and not the interests of limited partners) would be contributed to the venture.



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(7)      MATERIAL TO BE FILED AS EXHIBITS.

                  (a) Operating Agreement for CLS-19 Associates LLC. (Exhibit (c) to AIMCO Properties, L.P.'s Amendment No. 1 to Schedule 14D-1/Amendment No. 10 to Schedule 13D relating Angeles Partners XII, dated September 7, 1999 as incorporated herein by reference.)




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

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 9, 1999


                                             COOPER RIVER PROPERTIES, L.L.C.

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President

                                             BROAD RIVER PROPERTIES, L.L.C.

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President

                                             AIMCO/IPT, INC.

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President

                                             INSIGNIA PROPERTIES, L.P.

                                             By: AIMCO/IPT, INC.
                                                (General Partner)

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President

                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                 (General Partner)

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President

                                             AIMCO-GP, INC.

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President

                                             APARTMENT INVESTMENT
                                             AND MANAGEMENT COMPANY

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President



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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------

  (a)               Operating Agreement for CLS-19 Associates LLC. (Exhibit (c) to AIMCO Properties,
                    L.P.'s Amendment No. 1 to Schedule 14D-1/Amendment No. 10 to Schedule 13D
                    relating Angeles Partners XII, dated September 7, 1999 as incorporated herein by reference.)


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